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UN
SECURITIES ANI
Washi

08031501

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-43278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mutual of America Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amir Lear — 212-224-1940 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue (Address) — New York (City) — New York (State) — 10154 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

______________________________, as of

______________________________, 19______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

MUTUAL OF AMERICA SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Mutual of America Holding Company, Inc., which is a wholly owned subsidiary of Mutual of America Life Insurance Company)

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

CONTENTS OF REPORT

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Mutual of America Securities Corporation:

We have audited the accompanying statement of financial condition of Mutual of America Securities Corporation (the "Company") (a Delaware corporation and a wholly owned subsidiary of Mutual of America Holding Company, Inc. which is a wholly owned subsidiary of Mutual of America Life Insurance Company) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mutual of America Securities Corporation as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 27, 2008

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS:	
Cash and cash equivalents	$ 38,599
Money market investment	539,934
Deferred federal income taxes	2,909,375
Total assets	$ 3,487,908

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
General expenses due and accrued	$ 16,698
Due to affiliates	78,784
Total liabilities	95,482
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value, 3,000 shares authorized, issued and outstanding	3,000
Additional paid-in capital	11,381,677
Accumulated deficit	(7,992,251)
Total stockholder's equity	3,392,426
Total liabilities and stockholder's equity	$ 3,487,908

The accompanying notes are an integral part of the statement of financial condition.

MUTUAL OF AMERICA SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

1. ORGANIZATION

Mutual of America Securities Corporation (the "Company") was established on June 29, 1990, pursuant to Delaware General Corporation Law. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Mutual of America Holding Company, Inc. (the "Corporation"), which is a wholly owned subsidiary of Mutual of America Life Insurance Company ("Mutual of America").

The Company operates as an introducing broker on behalf of affiliated companies with respect to transactions in listed and over-the-counter equity securities. The Company also acts as the distributor for the Mutual of America Institutional Funds, Inc. series of mutual funds.

The Company's sole customers include Mutual of America, its affiliates and sponsored funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash equivalents consist of short-term investments, which are liquid securities with a maturity of three months or less when acquired.

Investments

The Company's portfolio consists of an investment in a money market fund, which is carried at fair value. The money market fund is sponsored by Mutual of America. Security transactions for the Company's portfolio are recorded on a trade date basis.

Estimates by Management

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the recorded amounts as of December 31, 2007. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ["Net Capital Requirements for Brokers or Dealers"] (the "Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $440,256, which was $415,256 in excess of its required net capital. The Company had aggregate indebtedness of $95,482 at December 31, 2007; the ratio of aggregate indebtedness to net capital was .22 to 1.

The Company received $150 thousand of cash contributions and $700 thousand of non-cash contributions from the Corporation in 2007 in order to meet net capital requirements and to provide for operating expenses for the year. It is the Corporation's intent to continue to contribute capital to the Company as necessary, for regulatory and operating purposes.

MUTUAL OF AMERICA SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

4. RULE 15c3-3 EXEMPTION

Rule 15c3-3 of the Securities Exchange Act of 1934 defines customer protection and mandates reserves, which the broker-dealer must maintain, as well as the proper custody of customers' securities.

The Company is exempt from this Rule because it is an introducing broker-dealer which clears all customers' transactions, on a fully disclosed basis, with a clearing broker, carries no margin accounts, and does not hold funds or securities for, nor owe money or securities to, customers.

5. INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires that taxes be provided for the differences between the tax basis of assets and liabilities and their amounts for financial reporting purposes. As permitted, the Company deferred adoption of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" until 2008.

The Company is included with the Corporation and other subsidiaries in a consolidated federal income tax return and files separate state and local tax returns. In accordance with the Company's tax sharing arrangement, tax expense/benefit is allocated to the members of the group based on each member's relative contribution to the group's overall tax position on a consolidated basis.

The Company's deferred federal income tax asset of $2.9 million arises primarily from net operating losses of $8.3 million expiring between 2019 and 2027. The Company has not recorded a valuation allowance against this asset as management believes that the recognition of the deferred tax asset balance is more likely than not based on the Company's expected future business operations.

6. RELATED PARTY TRANSACTIONS

Mutual of America has incurred costs in connection with the use of its personnel, property and facilities on behalf of the Company. Mutual of America allocates these costs to the Company each month, and the Company reimburses Mutual of America periodically. During 2007, such costs were $222,222. In 2007, the Company did not charge its affiliates a fee for services rendered.

END